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                             March 11, 2024

       Renmei Ouyang
       Chief Executive Officer
       BAIYU Holdings, Inc.
       139, Xinzhou 11th Street
       Futian District
       Shenzhen, Guangdong, PRC 518000

                                                        Re: BAIYU Holdings,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-3
                                                            Filed February 26,
2024
                                                            File No. 333-273676

       Dear Renmei Ouyang:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 25, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-3, Filed February 26, 2024

       Cover Page

   1. We note your response to prior comment 2 and reissue in part. We acknowledge the change in disclosure to
include language defining the holding company and subsidiaries;
                                                        however, we note that
in the definition you state that "in the context of describing the substantive operations"
your use of "we" or "our" includes the VIE. Refrain from using terms such as "we" or
"our" when describing activities or functions of a VIE as you do not have ownership or
control of the VIE. If your disclosure includes substantive operations being performed by the
VIE, please disclose as much so that investors can distinguish between activities
performed by you and those performed by the VIE.
 Renmei Ouyang
FirstName  LastNameRenmei Ouyang
BAIYU Holdings,   Inc.
Comapany
March      NameBAIYU Holdings, Inc.
       11, 2024
March2 11, 2024 Page 2
Page
FirstName LastName
2. We note your response to comment 9 and reissue. We acknowledge the addition of a
         Summary of Risk Factors subsection to the cover page; however, please move this sub-
         section to the prospectus summary (i.e., the boxed text in the beginning of the prospectus).
         In addition, while we acknowledge the addition of cross-references at the start of each topic area of your Summary of Risk Factors, please instead include cross-references for each China related bullet point to a specific risk factor. As one example only, the first bullet point "We are a Delaware holding company that conducts its operations and operates its business in China through its PRC subsidiaries and variable interest entity.
         The Chinese regulatory authorities may disallow our holding structure or exert further control over our activities." should have a cross-reference to the risk factor found on page
         22.
       Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Mark Li